UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Argo 2024 Interim Results dated 28 August 2024

Press Release

28 August 2024

Argo Blockchain plc

("Argo" or "the Company")

Interim Half Year Results 2024

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce its results for the six months ended 30 June 2024.

Highlights

●    Revenues of $29.3 million for H1 2024 compared to $24.0 million for H1 2023, an 18% increase, driven primarily by an increase in Bitcoin price. Revenue in the first half of 2024 compared to 2023 increased despite the Bitcoin halving and  a decrease in the number of Bitcoin mined. The total number of Bitcoin ("BTC") mined during H1 2024 was 507, a 46% decrease from H1 2023 of  947. This is primarily due to the increase in the global hashrate and the reduction in the bitcoin denominated hash price.
●    Mining margin of $11.5 million or 39% for H1 2024, compared to $10.2 million or 42% for H1 2023.
●    On 8 January 2024, Argo raised gross proceeds of $9.9 million through the issue of 38,064,000 ordinary shares at a price per share of £0.205 to certain institutional investors.
●     On 28 March 2024, the Company closed the sale of its five megawatt data centre located in Mirabel, Quebec for total consideration of $6.1 million. The Company relocated the mining machines from the Mirabel Facility to its facility in Baie Comeau, Quebec, and the Company expects this consolidation to reduce its non-mining operating expenses by $0.7 million per year.
●    Reduced the Galaxy loan by $18.2 million from $23.5 million at 1 January 2024 to $5.3 million at 30 June 2024. In August 2024, the Galaxy loan was repaid in full.
●    Recorded a $22 million impairment on its mining machines reflecting current mining economics.
●    Net loss was $32.7 million for H1 2024, compared to a net loss of $18.6 million in H1 2023. Adjusted EBITDA was $5.7 million for H1 2024 compared to $2.8 million in H1 2023.
●    The Company ended June 2024 with $4.0 million of cash and 11 Bitcoin equivalent. On 31 July 2024, the Company raised $8.3 million of gross proceeds from the issuance of 57.8 million shares and 57.8 million warrants through a private share placement with an institutional investor. The shares were issued at £0.1125 and the warrants have an exercise price of £0.1125.

Management Commentary

Thomas Chippas, CEO at Argo Blockchain said: "Argo's focus on financial discipline and operational efficiency enabled us to pay off our $35 million debt obligation to Galaxy, significantly deleveraging our balance sheet. This positions us well to explore investing in growth and strategic initiatives that can drive long-term value for our shareholders."

Non-IFRS Measures

The following table shows a reconciliation of mining margin percentage to gross margin, the most directly comparable IFRS measure, for the six month periods ended 30 June 2024 and 30 June 2023.

	Period ended	Period ended
	30 June 2024	30 June 2023
	(unaudited)	(unaudited)
	$'000	$'000

Gross margin	1,792	(1,371)
Gross margin percentage	6%	(6%)
Depreciation of mining equipment	9,667	12,047
Change in fair value of digital currencies	27	(489)

Mining margin	11,486	10,187
Mining margin percentage	39%	42%

The following table shows a reconciliation of Adjusted EBITDA to net (loss) / income, the most directly comparable IFRS measure, for the six month periods ended 30 June 2024 and 30 June 2023.

	Period ended	Period ended
	30 June 2024	30 June 2023
	(unaudited)	(unaudited)
	$'000	$'000

Net Loss	(32,734)	(18,563)
Interest expense	4,296	6,335
Income tax expense	340	-
Depreciation and amortisation	10,114	12,698
Restructuring and transaction related fees	1,118	1,399
Foreign Exchange	(292)	(1,403)
Share based payment	3,594	1,889
Impairment of property, plant and equipment	22,012
Loss on sale of tangible assets	429
Gain on sale of assets held for sale	(3,397)	-
Impairment of intangible assets	226	-
Equity accounting loss from associate	-	458
Adjusted EBITDA	5,706	2,813

Inside Information and Forward-Looking Statements  This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated in note 3 below. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure Guidance and Transparency Rules and except as required by the United Kingdom Financial Conduct Authority ("FCA"), the London Stock Exchange, the City Code on Takeovers and Mergers or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the FCA, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 74930989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining operations in Quebec and Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

Interim Management Report

Since the appointment of Thomas Chippas as CEO on 27 November 2023 and Jim MacCallum earlier as CFO on 5 April 2023, the Company has focused on three key pillars: financial discipline, operational excellence, and strategic partnerships for growth.

Financial Discipline

The focus for Argo in 2023 and the first half of 2024 has been to reduce its debt obligations and strengthen its balance sheet. The $35 million debt owed to Galaxy began amortising at $1.1 million per month in May 2023. I am pleased to report that Argo has repaid the full amount of this loan to Galaxy as announced by the Company on August 12th. This Galaxy debt was repaid over four months ahead of the current schedule, and nearly 18 months ahead of the original repayment schedule. The early repayment reflects the Company's focus on strengthening its balance sheet, reducing its financial liabilities, and focusing on operational excellence.  Repayment was made possible by using cash flow generated from operations, cash generated from equity raises and cash generated through the sale of non-core assets without any meaningful impact to Argo's hash rate.  Repaying the Galaxy loan is a significant milestone for Argo.

Mining economics continue to be challenging for Bitcoin miners and as a result the Company recorded a $22 million impairment charge on its mining machines and updated its going concern disclosure in its financial statements to reflect current conditions.

Operational Excellence

The sale of the Mirabel facility was completed with no meaningful loss to Argo's hash rate.  The significant reduction in operating expenses in the first half of 2024 compared to 2022 and 2023, and the strong mining margin percentage despite the Bitcoin halving are indications of Argo's strong performance.

The Mirabel sale enabled the Company to de-lever the balance sheet with minimal impact to the Company's hash rate. Following the sale, Argo relocated the majority of the mining machines at Mirabel to its Baie Comeau facility and sold certain prior generation machines representing approximately 140 PH/s. The sale allowed the Company to streamline its operations by locating all self-mining machines at its Baie Comeau facility. Additionally, the sale of Mirabel reduces the Company's non-mining operating expenses by $0.7 million annually.

Argo has taken aggressive action on its cost structure and non-mining operating expenses. As compared to the second half of fiscal 2022, the Company has reduced its operating expenses by over 70% to $5.8 million. As compared to the first half of 2023, the Company has reduced its operating expenses by over 25%.

Despite the Bitcoin halving and the lower hash price realised since then, the Company has maintained strong mining margins and its mining margin percentage has remained consistent with the first half of 2023. Lower mining margin and a lower mining margin percentage are expected for the second half of 2024 as Bitcoin economics have deteriorated since the Bitcoin halving in April 2024.

Growth and strategic partnerships

The strengthened balance sheet and repayment of the Galaxy debt gives Argo more flexibility to pursue strategic opportunities moving forward. The Company continues to explore opportunities where mining can be paired with stranded or wasted energy. There is tremendous potential for energy generators to utilise mining as a balancing and optimization tool, particularly in the energy transition where limitations currently exist in the ability to store renewable energy. Argo is evaluating several projects with companies across the energy value chain.

For the remainder of 2024, the Company will continue to focus on its three pillars - financial discipline, operational excellence and growth and strategic partnerships. On behalf of the Board, I would like to thank all of our shareholders and stakeholders. We remain committed to optimising our capital structure and driving long-term value for our shareholders.

Sincerely,

Matthew Shaw
Chairman of the Board

Responsibility Statement

We confirm that to the best of our knowledge:

●    the Interim Report has been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting;
●    gives a true and fair view of the assets, liabilities, financial position and profit/loss of the Group;
●    the Interim Report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the set of interim financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.
●    the Interim Report includes a fair review of the information required by DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being the information required on related party transactions.

The Interim Report was approved by the Board of Directors and the above responsibility statement was signed on its behalf by:

Matthew Shaw
Chairman of the Board

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

		Period ended	Period ended
		30 June 2024	30 June 2023
		(unaudited)	(unaudited)
	Note	$'000	$'000

Revenues		29,255	23,996
Power/Hosting Costs		(19,189)	(15,093)
Power credits		1,420	1,284
Mining margin		11,486	10,187
Depreciation of mining equipment		(9,667)	(12,047)
Gain (loss) in fair value of digital currencies	9	(27)	489
Gross margin		1,792	(1,371)

Operating costs and expenses		(5,809)	(7,863)
Restructuring and transaction related fees		(1,118)	(1,399)
Foreign exchange gain		292	1,403
Depreciation		(448)	(651)
Loss on Hedging		(397)
Share based payment		(3,594)	(1,889)
Operating loss		(9,282)	(11,770)

Gain on sale of assets held for sale	14	3,397	-
Loss on disposal of property, plant and equipment		(429)	-
Finance cost		(4,296)	(6,335)
Other Income		453	-
Equity accounted loss from associate		-	(458)
Impairment of property, plant and equipment	7	(22,012)	-
Impairment of Intangible assets	6	(226)	-

Loss before taxation		(32,394)	(18,563)

Tax expense	5	(340)	-

Net Loss		(32,734)	(18,563)
Other comprehensive loss Items which may be subsequently reclassified to profit or loss:
- Currency translation reserve		(641)	(1,330)

Total other comprehensive loss, net of tax		(641)	(1,331)

Total comprehensive loss attributable to the equity holders of the company		(33,375)	(19,893)

Weighted average shares outstanding 000's		575,721	477,825
Basic/diluted loss per share		(0.06)	(0.04)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at	As at
		30 June 2024	31 December 2023
		(unaudited)	(audited)
	Note	$'000	$'000

ASSETS
Non-current assets
Investments at fair value through income and loss		400	400
Intangible assets	6	521	888
Property, plant and equipment	7	26,171	59,728
Total non-current assets		27,092	61,016

Current assets
Trade and other receivables	8	1,581	2,480
Prepaids		503	1,355
Digital assets	9	170	385
Cash and cash equivalents		3,985	7,443
Assets held for sale		-	3,261
Total current assets		6,239	14,924

Total assets		33,331	75,940

EQUITY AND LIABILITIES
Equity
Share capital	10	764	712
Share premium	10	219,635	209,779
Share based payment reserve		13,087	12,166
RSU Reserve	10	2,113
Foreign currency translation reserve		(30,771)	(30,129)
Accumulated deficit		(225,104)	(192,370)
Total equity		(20,276)	158

Current liabilities
Trade and other payables	11	8,194	11,175
Loans and borrowings	12	5,790	14,320
Corporation tax	5	444	-
Liabilities held for sale		-	2,090
Total current liabilities		14,428	27,585

Non - current liabilities
Issued debt - bond	12	38,484	38,170
Loans and borrowings	12	695	10,027
Total liabilities		53,607	75,782

Total equity and liabilities		33,331	75,940

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2024	712	209,779	(30,129)	12,166	(192,370)	158
Loss for the period	-	-	-	-	(32,734)	(32,734)
Other comprehensive income	-	-	(642)	-	-	(642)
Share capital Issued	48	9,300	-	-	-	9,348
Stock based compensation charge	-	-	-	3,594	-	3,594
Share RSUs vested	4	556	-	(560)	-	-
Balance at 30 June 2024	764	219,635	(30,771)	15,200	(225,104)	(20,276)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium	Currency translation reserve	Share based payment reserve	Accumulated surplus/ (deficit)	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 January 2023	634	202,103	(29,350)	8,528	(157,337)	24,578
Loss for the period	-	-	-	-	(18,563)	(18,563)
Other comprehensive income	-	-	(1,331)	-	-	(1,331)
Foreign exchange movement	-	-	-	(28)	-	(28)
Stock based compensation charge	-	-	-	1,889	-	1,889
Balance at 30 June 2023	634	202,103	(30,681)	10,389	(175,900)	6,545

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Period ended	Period ended
		30 June 2024	30 June 2023
		(unaudited)	(unaudited)
	Note	$'000	$'000
Cash flows from operating activities
Loss before tax		(32,394)	(18,563)
Adjustments for:
Depreciation/Amortisation		10,114	12,698
Foreign exchange movements		(290)	(1,403)
Finance cost		4,296	6,335
Fair value change in digital assets		25	-
Realised gain in digital assets		-	(489)
Revenue from digital assets		(29,255)	(23,996)
Proceeds from sale of digital assets		29,443	24,439
Share of loss from associate		-	458
Gain on disposal of assets held for sale		(3,397)	-
Impairment of intangible digital assets		226	-
Impairment of property, plant and equipment		22,012	-
Interest income		(273)	-
Loss on hedging		397	-
Loss on sale of property, plant and equipment		429	-
Share based payment expense		3,595	1,889
Working capital changes:
Decrease/(increase) in trade and other receivables	8	1,341	(892)
Decrease in trade and other payables	11	(2,782)	(973)
Net cash flow (used in)/from operating activities		3,487	(497)

Investing activities
Proceeds from sale of intangibles/assets held for sale		6,119	989
Purchase of property, plant and equipment	7	-	(1,301)
Proceeds from sale of property, plant and equipment		894	-
Interest received		273	-
Net cash used in investing activities		7,286	(312)

Financing activities
Proceeds from borrowings	16	-	811
Loan repayments		(19,881)	(3,381)
Interest paid		(3,362)	(5,247)
Proceeds from shares issued		9,349	-
Net cash from (used in)/from financing activities		(13,894)	(7,817)
Net decrease in cash and cash equivalents		(3,121)	(8,626)
Effect of foreign exchange changes in cash		(337)	(2,318)
Cash and cash equivalents, beginning of period		7,443	20,092
Cash and cash equivalents, end of period		3,985	9,148

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 1.         COMPANY INFORMATION

Argo Blockchain plc ("the Company") is a public company, limited by shares, and incorporated in England and Wales. The registered office is Eastcastle House, 27/28 Eatcastle Street, London, England, W1W 8DH. The Company was incorporated on 5 December 2017 as GoSun Blockchain Limited.

On 21 December 2017, the Company changed its name to Argo Blockchain Limited and re-registered as a public company, Argo Blockchain plc.
On 12 January 2018, Argo Blockchain plc acquired a 100% subsidiary, Argo Innovation Labs Inc. , incorporated in Canada.
On 22 November 2022, the Company formed Argo Holdings US Inc., a 100% subsidiary incorporated in Delaware, United States, and Argo US Holdings Inc. formed Argo US Operating LLC, a limited liability company incorporated in Delaware, United States (together, the "Group")
On 21 December 2022, Argo Innovation Facilities (US) Inc became Galaxy Power LLC. On 28 December 2022, the Group sold Galaxy Power LLC.

The principal activity of the Group is Bitcoin mining.

The ordinary shares of the Company are listed under the trading symbol ARB on the London Stock Exchange.  The American Depositary Receipts of the Company are listed under the trading symbol ARBK on Nasdaq.  The Company bond is listed on the Nasdaq Global Select Market under the trading symbol ARBKL.

 2.         BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2024 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and presented in US dollars which is further described in Note 3. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2023, which have been prepared in accordance with UK-adopted International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.

The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.

Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2023.

 3.         ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those of the previous financial year, except the change in presentational currency from British Pounds to US Dollars and recognition of power credits within Mining Margin in the Statement of Comprehensive Income.  The Group changed its presentational currency to US Dollars with effect from 1 January 2023 due to the fact its revenues, direct costs, capital expenditures and debt obligations are now predominantly denominated in US Dollars.

In order to satisfy the requirements of IAS 8 and IAS 21 with respect to a change in the presentation currency, the statutory financial information as previously reported in the Group's Annual Reports have been restated from GBP into US Dollars using the procedures outlined below:

●    Assets and liabilities were translated to US Dollars at the closing rates of exchange at each respective balance sheet date
●    Share capital, share premium and other reserves were translated at the historic rates prevailing at the dates of transactions
●    Income and expenses were translated to US Dollars at an average rate at each of the respective reporting years on a monthly basis. This has been deemed to be a reasonable approximation to exchange rates at the date of the transactions.
●    Differences resulting from the retranslation were taken to currency translation reserve within equity
●    All exchange rates used were extracted from the Group's underlying financial records

Power credits: The Group recognized power credits in relation to selling power back to the power grid.  The hosting facility sells some of the Group's power back to the power grid when economically feasible.

Going Concern

The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. Mining economics since the halving in April 2024 have been challenging due to the reduced reward not being offset by a reduction in overall network hash rate. We have benefited from lower power prices at Helios which has allowed us to sustain mining margin percentages, albeit on a lower revenue base. However, based on mining economics as of the date of this report, our mining margin percentage is expected to decline in the second half of 2024.

During 2024, the Company has continued to focus on strengthening its balance sheet. Subsequent to 30 June 2024, the Company issued 57.8 million shares and raised gross proceeds of $8.3 million. This allowed the Company to repay the remaining Galaxy debt in August 2024.

Paying off the Galaxy debt is a significant milestone for the Company. However,  material uncertainties exist that may cast significant doubt regarding the Group's ability to continue as a going concern and meet its liabilities as they come due. The significant uncertainties are:

1) In addition to the Galaxy debt which was repaid in August 2024, the Company also has interest payments of  approximately $3.5 million annually on its unsecured bonds which mature in November 2026.

2) The Group's exposure to Bitcoin prices, power prices, and hashprice, each of which have shown volatility over recent years and have a significant impact on the Group's future profitability. The Group may have difficulty meeting its liabilities if there are significant declines to the hashprice assumption or significant increases to the power price, particularly where there is a combination of both factors. Current mining economics are challenging for Bitcoin miners and as a result the Group recorded a $22 million impairment charge during the period. The Directors' assessment of going concern includes a forecast drawn up to 31 August 2025 using the Group's estimate of the forecasted hashprice. These include estimates of a renewed hosting agreement with Galaxy beginning in January 2025.

3) The Company may not be able to extend its hosting agreement with Galaxy on terms that are acceptable to the Company. In addition, finding acceptable alternatives may be challenging given that the miners hosted by Galaxy are an older fleet and in immersion fluid.

Offsetting these potential risks to the Group's cash flow are the Group's current cash balance, the Group's ability to generate additional funds by issuing equity for cash proceeds and selling certain non-core Group assets.

Based on information from Management, the Directors have considered the period to 31 August 2025, as a reasonable time period given the variable outlook of cryptocurrencies. Based on the above considerations, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements. However, the Board notes that the significant debt service requirements, the volatile economic environment and uncertainty over the Galaxy renewal at Helios renewal  indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption. The auditors also made reference to this in their audit report on the financial statements for the year ended 31 December 2023.

 4.         ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group has adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2024. The adoption of these standards and amendments did not have any material impact on the financial results or position of the Group.

Standards which are in issue but not yet effective:

At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.

Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2026

The Group has not early adopted any of the above standards and intends to adopt them when they become effective.

No deferred tax asset has been recognised in respect of tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.

Income tax expense

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

5.            TAXATION

	Period ended 30 June 2024 (unaudited)	Period ended 30 June 2023 (unaudited)
	$'000	$'000
Taxation charge in the financial statements	340	-

	Period ended 30 June 2024 (unaudited)	Period ended 30 June 2023 (unaudited)
	$'000	$'000

Loss before taxation	(32,394)	(18,563)
Expected tax recovery based on a weighted average of 25% (2023 - 25%) (UK, US and Canada)	(8,099)	(4,641)

Effect of expenses not deductible in determining taxable profit	5,465	3
Temporary differences	3,433	3,485
Other tax adjustments	191	(52)
Unutilised (utilised) tax losses carried forward	(650)	1,205
Taxation charge in the financial statements	340	-

6.         INTANGIBLE ASSETS

Group	Goodwill	Digital assets	2024 Total
	$'000	$'000	$'000
Cost
At 1 January 2024	112	5,329	5,441

Foreign exchange movements		(29)	(29)
Disposals	(112)		(112)
At 30 June 2024	-	5,300	5,300

Amortisation and impairment
At 1 January	-	4,553	4,553
Impairment		226	226
At 30 June 2024	-	4,779	4,779
Balance at 1 January 2024	112	776	888
Balance At 30 June 2024	-	521	521

Intangible digital assets are cryptocurrencies owned but not mined by the Group.  The Intangible digital assets are recorded at cost on the day of acquisition. Changes in fair value are recorded in the fair value reserve in other comprehensive income.

The Intangible digital assets held are detailed in the table below:

As at 30 June 2024	Coins/tokens	Fair value
Crypto asset name		$'000
Polkadot - DOT	16,554	103
Alternative coins	405,248	418
At 30 June 2024	421,802	521

7.         PROPERTY, PLANT AND EQUIPMENT

Group	Mining and Computer Equipment	Data Centres	Equipment	Total
	$'000	$'000	$'000	$'000
Cost
At 1 January 2024	168,149	6,281	4,034	178,464
Foreign exchange movement	16	(53)	(21)	(58)
Disposals	(1,322)	-	-	(1,322)
At 30 June 2024	166,843	6,228	4,012	177,084
Depreciation and impairment
At 1 January 2024	(116,992)	(1,537)	(206)	(118,735)
Foreign exchange movement	-	(18)	(33)	(51)
Impairment in asset	(22,012)	-	-	(22,012)
Depreciation charged during the period	(9,667)	(324)	(124)	(10,115)
At 30 June 2024	(148,671)	(1,879)	(363)	(150,913)
Carrying amount
At 1 January 2024	51,158	4,743	3,827	59,729
At 30 June 2024	18,172	4,349	3,649	26,171

The Group determined that there were indicators of impairment at 30 June 2024. The reduction in fair market values of mining equipment, which has accelerated since the Bitcoin halving in April 2024, and the deterioration of mining economics resulting from the lower hashprice since the Bitcoin halving, are the primary factors.  In assessing value in use of Mining and Computer Equipment, the estimated future cash flows over the useful life of the mining machines were discounted using a pre-tax discount rate of 13.97%. As a result of the analysis, an impairment charge of $22.0 million was recorded.

8.         TRADE AND OTHER RECEIVABLES

	As at 30 June 2024 (unaudited)	As at 31 December 2023 (audited)
	$'000	$'000
Trade and other receivables	873	1,131
Other taxation and social security	708	1,349
Total trade and other receivables	1,581	2,480

The directors consider that the carrying amount of trade and other receivables is equal to their fair value.

9.         DIGITAL ASSETS

Group	Period ended 30 June 2024 (unaudited) $'000	Year ended 31 December 2023 (audited) $'000
Opening Balance	385	443
Additions
Foreign exchange movement	-	24
Crypto assets mined	29,255	50,558
Total additions	29,255	50,582
Disposals
Crypto assets sold	(29,497)	(51,378)
Total disposals	(29,497)	(51,378)
Fair value movements
Gain/(loss) on crypto asset sales	27	738
Total fair value movements	27	738
Closing Balance	170	385

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value are recorded in change in fair value of digital currencies on the statement of comprehensive loss.

10.       ORDINARY SHARES

The Group had 578,397,673 Ordinary shares outstanding at 30 June 2024 and 536,963,471 31 December 2023.

Subsequent to June 30, 2024, the Group issued 57,500,000 ordinary shares and 57,500,000 warrants for net proceeds of $7.7M.

The Group has in issue 7,273,585 warrants and options at 30 June 2023 (2022: 10,544,406).

The Group granted 7,273,995 restricted stock units (RSUs) in 2024.  The RSUs vest over 3 years from grant date.  The grant price of the RSUs was £0.15.

11.       TRADE AND OTHER PAYABLES

	As at 30 June 2024 (unaudited)	As at 31 December 2023 (audited)
	$'000	$'000
Trade payables	820	2,336
Accruals and other payables	5,812	7,153
Other taxation and social security	1,562	1,686
Total trade and other creditors	8,194	11,175

The directors consider that the carrying value of trade and other payables is equal to their fair value.

12.       LOANS AND BORROWINGS

Non-current liabilities	As at 30 June 2024 (unaudited) $'000	As at 31 December 2023 (audited) $'000
Issued debt - bond	38,484	38,170
Long term loan	-	9,230
Mortgages	695	797
Total	39,179	48,197
Current liabilities
Loans*	5,351	13,444
Mortgages	439	600
Other loans	-	276
Total	5,790	14,320

The mortgage is secured against the building at Baie Comeau and is repayable over periods of 30 months at an interest rate of lender prime + 0.5%.
*The Galaxy loan was fully repaid subsequent to quarter end.

13.       FINANCIAL INSTRUMENTS

	As at 30 June 2024 (unaudited) $'000	As at 31 December 2023 (audited) $'000
Carrying amount of financial assets
Measured at amortised cost
- Trade and other receivables	1,581	1,131
- Cash and cash equivalents	3,985	7,443
Measured at fair value - Digital Assets	170	400
Total carrying amount of financial assets	5,736	8,974

Carrying amount of financial liabilities
Measured at amortised cost
- Trade and other payables	8,193	7,501
- Short term loans	-	280
- Long term loans - Issued Debt - bonds	6,484	25,599
	38,484	38,170
Total carrying amount of financial liabilities	53,161	71,550

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
-     Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)
-     Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)
-     Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group's assets and liabilities that are measured at fair value at 30 June 2024 and 31 December 2023.

	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	-	-	400	400
Intangible assets - crypto assets	-	521	-	521
Digital assets	-	170	-	170
Total at 30 June 2024	-	691	400	1,091

	Level 1	Level 2	Level 3	Total
Assets	$'000	$'000	$'000	$'000
Financial assets at fair value through profit or loss
Equity holdings	-	-	400	400
Intangible assets - crypto assets	-	888	-	888
Digital assets	-	385	-	385
Total at 31 December 2023	-	1,273	400	1,673
All financial assets are in listed/unlisted securities and digital assets.

There were no transfers between levels during the period.

The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
-     There has been a specific change in the circumstances which, in the Group's opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;
-     There has been a significant change in the performance of the investee compared with budgets, plans or milestones;
-     There has been a change in expectation that the investee's technical product milestones will be achieved or a change in the economic environment in which the investee operates;
-     There has been an equity transaction, subsequent to the Group's investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset's value will be adjusted to reflect this revised valuation; or
-     An independently prepared valuation report exists for the investee within close proximity to the reporting date.

14.       SALE OF SUBSIDIARY

In March 2024, the Group sold 9366-5320 Quebec Inc. for approximately $6.2 million.  The gain on the sale was $3.4 million. A tax provision of $443k was recorded for the capital gain.

15.       COMMITMENTS

The Group's material contractual commitments relate to the hosting services agreement with Galaxy Digital Qualified Opportunity Zone Business LLC, which provides hosting, power and support services at the Helios facility. This agreement has a term ending December 28, 2024 and renewal discussions are in progress. It is impracticable to determine monthly commitments due to large fluctuations in power usage and as such a commitment over the contract life has not been determined. The agreement is for services with no identifiable assets, therefore, there is no right of use asset associated with the agreement.

As the Company disclosed on February 8, 2023, it is currently subject to a class action lawsuit. The case, Murphy vs Argo Blockchain plc et al, was filed in the Eastern District of New York on 26 January 2023. The Company refutes all of the allegations and believes that this class action lawsuit is without merit. The Company is vigorously defending itself against the action. We are not currently subject to any other material pending legal proceedings or claims.

16.       RELATED PARTY TRANSACTIONS

Key management compensation - all amounts in $000's

Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Blockchain PLC, amounting to:
●    $68k (2023 - $68k) to Webslinger Advisors Inc. in respect of fees of Matthew Shaw (Non-executive director)
●    $63k (2023 - $63k) in respect of fees for Maria Perrella (Non-executive director)
●    $68k (2023 - $71k) in respect of fees for Raghav Chopra (Non-executive Director)

Total director fees and remuneration, paid directly and indirectly, totalled $541k (2023: $280k).

17.       SUBSEQUENT EVENTS

In July 2024, the Company issued 57,500,000 ordinary shares and 57,500,000 warrants for net proceeds of $7.7 million.

In August 2024, the Company repaid the $5.4 million remaining on the Galaxy loan balance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 August, 2024	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer